THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive
Suite A Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

January 11, 2012

Ms. Angela McHale
Securities Exchange Commission

Re: James River Holdings Corp.
Registration Statement on Form S-11
Filed September 13, 2011
File No. 333-176809

Dear Ms. McHale,

Please see our answers to your comments below.

Use of Proceeds, page 17

1. We note your revised disclosure on page 18 in response to comment 17 of our letter dated December 6, 2011. Please further revise footnote (1) to quantify the expenses already paid by Mr. Watts, for which he will not seek reimbursement.

We have edited this section to read as follows:

. Mr. Watts is not seeking reimbursement for expenses totaling $6,000 already paid as he received stock in exchange for paying for such expenses.  These expenses included legal and accounting expenses related to this offering. He also provided the company with an additional $4,000 for operational and offering expenses.

2. We note from your revised disclosure on page 18 that Mr. Watts will not seek reimbursement for expenses already paid because he received stock in exchange for paying such expenses. In this regard, we note similar disclosure on pages 35 and 45 that Mr. Watts was issued 10,000,000 shares of restricted common stock in exchange for $10,000 cash for startup expenses. However, your disclosure elsewhere suggests that the 10,000,000 shares granted to Mr. Watts were granted in exchange for his services as an officer (see page 45 under “Sales to Special Parties,” as well as page 40 in the “Executive Compensation” section). Please revise to clarify why Mr. Watts received the shares.

On page 35, we updated the paragraph starting “During June, 2011…” to read as follows:

During June, 2011, Mr. Watts, our CEO, received 10,000,000 shares of common stock, at a price of $0.001 per share in exchange for $10,000 cash and for his services as a founder of James River Holdings. All shareholders have voting and investment control over the shares entitled to them.

On page 45, we added the following footnote to the table.

Our sole shareholder, J. Barry Watts, provided $10,000 for our costs related to this offering as well as services related to this offering and development of our business plan in exchange for 10,000,000 shares at par value.

On Page 45, under “Sales to Special Parties” we added the following:

Our CEO, J. Barry Watts, received 10,000,000 shares of stock at a price of $.001 per share in exchange for services as an officer of the company as well as $10,000 cash

Under the Summary Compensation Table on page 40, we clarified footnote 1 to read:

(1)
Mr. Watts purchased 10,000,000 shares of our common stock at a price of $.001 in exchange for $10,000 cash, for providing services related to developing our business plan, working with our legal and accounting advisors regarding this S-11 statement, and providing information for this S-11 registration statement.

Director, Executive Officers, Promoters and Control Persons, page 24

3. We note your revised disclosure on page 24. Please revise to identify the private lending company owned by Mr. Watts, as well as the “ten different investor owned companies that are focused on real estate and fixed income investment.” Please also identify the broker-dealer founded by Mr. Watts in 2004. To the extent Mr. Watts has held any positions with these organizations or with the organizations in which he owns a majority interest over the past five years, please disclose as such.

We updated Mr. Watts’ information to read as follows:

J. Barry Watts, 48, is the CEO, President, Treasurer, and Chairman of the Board, graduated from the University of Missouri with a degree in Agricultural Economics and earned a graduate degree from Campbellsville University. He has worked in the securities industry as a Registered Representative and General Securities Principal. He founded and owned a broker-dealer trading securities on Wall Street, is a Certified Financial Planner, and has started ten different investor-owned companies focused in real estate and fixed income investment. The ten real estate focused companies are: Springfield Real Estate Fund 2009, LLC, Springfield Real Estate Fund B-09, LLC, Wilsons Creek Real Estate Fund, LLC, Jordan Creek Real Estate Fund, LLC, Railey Creek Real Estate Fund, LLC, Investor Capital Lending Fixed Income Series A, LLC, Investor Capital Lending Fixed Income Series B, LLC, Investor Capital Lending Fixed Income Series C, LLC, Investor Capital Lending Fixed Income Series D, LLC. He does not have a majority interest in any of these companies. In addition Mr. Watts owns a majority interest in the following organizations: Springfield Property Management, Inc. (a property management company for mostly single family homes), Difference Makers, LLC (an organization that provides services and funds to third world Latin American countries), Professional Entity Management, LLC (a company that specifically provides management services for various real estate investment companies that Mr. Watts also operates), Harry Buys Houses, LLC (a real estate company which specifically buys distressed single family homes for rent and resale), Investor Capital Lending, Inc. (a fund which focuses on investing in long term single family holds), Greater Springfield Contractors, LLC (a construction company that provides general contractor services to Mr. Watts’ other companies) and Greater Springfield, LLC, a real estate agency.  Mr. Watts also owns a private lending company called Investor Capital Lending, Inc. (with less than $10 million in assets) that lends to single family real estate. Mr. Watts serves as president for Investor Capital Lending. In the past five years, Mr. Watts’ time has primarily been dedicated to Springfield Property Management, Inc.  which is a property management firm in Springfield, MO however has run several other real estate funds and business as described herein and within our Conflicts of Interest section. Mr. Watts’s experience in both finance and real estate lead to his being chosen as our CEO/PRESIDENT, Treasurer, and Chairman of the Board of Directors. Mr. Watts obtained his real estate sales license in the state of Missouri in 2011, but does not use his license although it is active with James P. Morgan. Mr. Watts has served as our CEO, President, Treasurer, and Chairman of the Board of Directors since our inception in May of 2011 and will serve until a vote of shareholders or our Board of Directors takes place.

4. We note your response to comment 12 of our letter dated December 6, 2011 in which you indicate that Mr. Watts is currently the only member of the board. We further note your disclosure on page 24 that at present you have three officers and three directors. Please revise to reconcile.

We revised the notation on page 24 to read “one director”.

Milestones, page 31

5. We note that you have not revised your disclosure in response to comment 15 of our letter dated December 6, 2011. We therefore reissue our prior comment. Please provide the estimated expenses associated with each milestone, and explain how the company intends to meet the milestones if it cannot receive the anticipated funding for each.

We made the following changes:

First Quarter 2012 – Receive an effective registration statement from the S-11.  The additional costs related with this will be approximately $16,000 as we will owe money to our attorney and our accountant. We will look to our CEO, Mr. Watts to cover these costs out of pocket if we are unable to raise the funds from this offering.

Upon Effectiveness (first quarter of 2012) – raise capital to start purchasing of single family homes in Greene and Christian Counties, MO. If we are unable to raise sufficient capital to purchase single family homes, we will look to our officer and director, Mr. Watts for an infusion of capital. Mr. Watts may be unable to provide such capital, and thus, if we are unable to raise enough capital, we may become insolvent.  We will need a minimum of $100,000 in order to purchase one property and properly rehab it to a salable or rentable state. We will need to look toward bank financing if we are unable to raise the money from this offering.

Within the first six months of 2012 – purchase homes with capital raised from the sale of corporate stock. Rehab properties if necessary. Develop banking relationships for further leveraging assets. Contract with renters for long term hold properties that the Company may have acquired. We intend on raising the capital from this offering. To effectively do this, we will need approximately $500,000 in capital. We expect some of that money to come from this offering and some from potential bank financing. However, we may be unable to raise the capital required within six months as stated here and thus, we may need to extend our timeline for milestones. If so, we may look to Mr. Watts for additional capital so that we may fully implement the plan of the company. If we are unable to raise capital from the sale of capital stock, we may become insolvent.

January 2012 – seek out relationships with private equity firms and other larger funds and REITs that may be interested in providing a second round of financing beyond the registered stock herein so that the Company can seek out larger properties such as mobile home parks. We expect the expenses related with this type of diligence to cost approximately $10,000 so that Mr. Watts may make meetings and trips to meet with potential REITS. We expect costs associated with buying one property of this type to be approximately $200,000- $250,000 depending on type and size. This estimate will cover the costs associated with a downpayment for such a property and we will also require additional financing from a bank in the amount of approximately $750,000 - $1,200,000. If we are unable to establish such relationships, the company will continue to sell its common stock in this Offering. Thereafter, it may seek to do additional registration statements. Finally, it will look towards Mr. Watts for additional capital.

March 2012 – Launch and market the Company’s “lease-purchase” program to low income buyers of our properties thus providing home ownership to those who might not be able to purchase a home and also cash flow to the Company.   We will not reach this milestone unless we sell at least $50,000 of our common stock from this Offering. We will need to reach at least a few of the abovementioned milestones prior to this milestone in order to achieve this milestone. We expect the costs related with this milestone to be minimal, but to deploy this milestone we will need properties of for which we can launch the program. We expect marketing expenses and legal expenses to be related to this milestone approximately costing $1,500.

Second Quarter 2012 – start selling any short term flips the company may have acquired with funds in Quarter 1 (if any have been acquired). We will not be able to reach this milestone unless we sell at least $50,000 of our common stock or receive additional financing from our officer and director, Mr. Watts.  We will need to reach other milestones in order to deploy this milestone, such as the purchase of properties. We do not expect this milestone to require any additional capital.

June 2012 – reinvest any proceeds received from sales of properties into the purchase of new properties or to provide rehab costs for properties currently owned by the Company (if necessary).  We will only be able to reach this milestone if we sell at least $50,000 of our common stock. It is possible that this milestone may not be reached by June 2012 if we do not sell sufficient amounts of our common stock. It is also possible that we won’t have any proceeds from the sale of properties, at which point, we may be insolvent. We will not need additional funds to reach this milestone but we will need to purchase properties and thus reach other milestones herein discussed.

September 2012 – Seek out larger properties such as mobile home parks, in accordance with the Company’s business plan, if capital resources permit. We will need additional capital resources from the sale of additional common stock, from private equity firms, REIT’s, and bank financing. If we have enough capital to reach this milestone, we will most likely have several sources of additional capital available as listed above. As stated in a previous milestone, we expect the purchase price of  one mobile home park will be between $750,000 and $1,200,000 and thus, we will need a minimum of $200,000 to $250,000 in cash. We will attempt to secure additional financing through a bank with traditional property financing.

November 2012 – Purchase first mobile home park with the intent to develop a land-lease arrangement on a potential property. We intend on financing this with capital reserves, retained earnings, and bank financing. We will have minimal costs associated with this but will only be able to reach this milestone if previous milestones are reached, such as raising additional capital for the purchase of mobile homes, establishing relationships with larger investors, and actually purchasing mobile homes.

Conflicts of Interest, page 31

6. We note your response to comment 14 from our letter dated December 6, 2011. We also note your disclosure at the bottom of page 32, which states that none of the other listed entities will directly compete with you. Please clarify whether any of Mr. Watts’ other companies may seize upon this business opportunity. In addition, please revise your disclosure on page 32 to provide the investment objectives of each listed company. Please also tell us whether you have any policies with respect to allocating business opportunities to competing companies.

Those properties listed above that could compete with the Company have predetermined end dates, Those companies are in the process of being wound-down or divested and will not be competing with the Company for business opportunities so that all business opportunities which arise will be allocated to the Company.

Thank you for your time. Please advise us if we may file for acceleration.

Sincerely,

Jillian Ivey Sidoti, Esq.

Enclosures